FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
CGG Veritas
(translation of registrant’s name into English)
Tour Maine Montparnasse — 33 Avenue du Maine – BP 391 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS
(ISIN: FR0000120164 — NYSE : CGV)
Paris, January 29, 2007
CGGVeritas launches $600 million Note Offering
Compagnie Générale de Géophysique — Veritas (ISIN: 0000120164 – NYSE: CGV) today announces that it intends to pursue an offering of senior notes in an aggregate principal amount of approximately $600 million in the international capital markets. The senior notes will be offered pursuant to an effective registration statement filed with the US Securities and Exchange Commission. CGGVeritas expects the offering to include:
•	an additional $300 million (the “Additional Notes”) of its existing 7 1/2% Senior Notes due 2015 issued in April 2005 and February 2006 (the “Existing Notes”). The Additional Notes will have the same terms and conditions as the Existing Notes and will be issued under the same indenture as the Existing Notes.

•	a new offering of $300 million fixed rate Senior Notes due 2017.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.
Neither this document nor any other offering material relating to the Additional Notes and the new notes has been prepared in the context of a public offer of securities in France within the meaning of Article L.411-1 of the French Code monétaire et financier and articles 211-1 et seq. of the General Regulations (Règlement Général) of the Autorité des marchés financiers (the “AMF”) and has therefore not been and will not be submitted to the clearance procedures of the AMF.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contact:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10                invrelparis@cggveritas.com
Houston: Mindy Ingle Tel.: (1) 832 351 8821           invrelhouston@cggveritas.com
This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : January 29th, 2007	By	/s/ Gerard CHAMBOVET Gerard CHAMBOVET Senior Executive Vice President
Technology Control & Planning, and Communication